Edwards Wildman Palmer LLP
525 Okeechobee Boulevard, Suite 1600
West Palm Beach, FL 33401

January 12, 2012

via Edgar

Mr. Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0405

Re:   Consolidated Water Co. Ltd.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 16, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 9, 2011

SEC File No. 0-25248

Dear Mr. Mew:

On behalf of our client, Consolidated Water Co. Ltd. (the “Company”), we hereby advise you that it is the Company’s intention to respond to your December 29, 2011 letter by no later than January 26, 2012. If the staff has any questions regarding this letter, please do not hesitate to contact me at 561-820-0212.

Sincerely,

/s/ Leslie J. Croland

Leslie J. Croland

PMB 431085.1